UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               FORM 12b-25

                       Commission File Number 333-71091

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K
             [  ] Form 20-F
             [  ] Form 11-K
             [  ] Form 10-Q
             [  ] Form N-SAR

         For Period Ended: December 31, 2001

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended:___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART 1 - REGISTRANT INFORMATION


Full Name of Registrant:                    IBF VI Secured Lending Corporation


Former Name if Applicable:                  IBF VI Guaranteed Income Fund


Address of Principal Executive Office:      1733 Connecticut Avenue, N.W.

City, State and Zip Code:                   Washington, D.C.  20009

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]               (a)      The  reasons  described  in  reasonable  detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]              (c)      The accountant's statement or other exhibit required
                  by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The company has engaged an independent valuation firm to evaluate its principal assets in connection with the audit of its financial statements. The valuation has not been completed, and as a result the auditors have not completed their audit of the company's financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Simon A. Hershon                        (202)               588-7500
(Name)                               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company did not acquire any assets until December 2000, when it first closed escrow on its offering of bonds to investors and received net proceeds of approximately $500,000. Accordingly, its results of operations for 2000 were limited and it did not recognize any revenue for that year. As of December 2001, the company had received net proceeds of approximately $5,761,180 from the sale of bonds to investors of which it had invested approximately $2,463,753. Its results of operations for 2001 will, therefore, be significantly different than for 2000. At this time the company is not able to quantify the difference in results of operations for the reasons set forth in "PART III - NARRATIVE," above.







                       IBF VI Secured Lending Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 1, 2002                      By:      /s/ SIMON A. HERSHON
                                               ------------------------
                                                   Simon A. Hershon
                                                    President